EXHIBIT 12

                                   Avnet, Inc.
               Computation of Ratios of Earnings to Fixed Charges


                                                                        Year ended
                                               ------------------------------------------------------------------------
                                               June 26,        June 27,        June 28,        June 30,        July 1,
                                                1998(1)          1997            1996            1995           1994(2)
                                                -------          ----            ----            ----           -------
                                                                 (Dollar amounts in thousands)
Income before
  income taxes..........................       $267,346        $313,419        $325,039        $243,374       $154,838
Add fixed charges.......................         48,982          33,766          33,441          31,473         22,492
                                                -------        --------         -------         -------        -------
Income as adjusted......................       $316,328        $347,185        $358,480        $274,847       $177,330
                                                =======         =======         =======         =======        =======

Fixed charges:
  Interest on indebtedness..............        $39,988         $26,076         $25,916         $23,175        $14,733
  Amortization of
    debt expense........................            252             165             149             324            161
  Rents:
   Portion of rents representative
     of the interest factor ............          8,742           7,525           7,376           7,974          7,598
                                                -------          ------          ------          ------         ------
Total fixed charges.....................        $48,982         $33,766         $33,441         $31,473        $22,492
                                                 ======          ======          ======          ======         ======

Ratio of earnings to
 fixed charges..........................            6.5            10.3            10.7             8.7            7.9
                                                    ===            ====            ====             ===            ===



Notes:
------

(1) Income before income taxes for the year ended June 26, 1998, includes (a) the gain on the sale of Channel Master amounting to $33.8 million pre-tax,
     (b) costs relating to the divestiture of Avnet Industrial, the closure of the Company's corporate headquarters in Great Neck, New York, and the loss on the sale of Company-owned real estate, amounting to $13.3 million pre-tax in the aggregate, and (c) incremental special charges associated principally with the reorganization of the Company's Electronic Marketing Group amounting to $35.4 million pre-tax. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998, would have been
     6.8 on a pro forma basis.

(2) Income before income taxes for the year ended July 1, 1994, includes restructuring and integration charges of $22.7 million pre-tax which are principally attributable to the acquisition of Hall-Mark Electronics Corporation. Had such one-time charges not been included, the ratio of earnings to fixed charges for the year ended July 1, 1994, would have been
     8.9 on a pro forma basis.